UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO §240.13D-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

NORTHERN OIL AND GAS, INC.

( Name of Issuer )

Common Stock, $0.001 par value

( Title of Class of Securities )

665531 109

( CUSIP Number )

Bahram Akradi

4600 Kings Point Road

Minnestrista, MN 55331

(952) 229-7477

With a copy to:

Jay L. Swanson

Jonathan B. Abram
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN 55402
(612) 340-2600

( Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications )

July 21, 2017

( Date of Event Which Requires Filing of this Statement )

_______________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 665531 109	Page 2 of 6

(1)	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bahram Akradi
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 6,210,000
	(8)	SHARED VOTING POWER None
	(9)	SOLE DISPOSITIVE POWER 6,210,000
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,210,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.81%(1)
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Calculated based on 63,327,589 shares of Common Stock issued and outstanding as of May 1, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 8, 2017 for the quarterly period ended March 31, 2017.

CUSIP No. 665531 109	Page 3 of 6

Item 1.	Security and Issuer

This Amendment No. 8 amends and supplements the statement on Schedule 13D (the “Initial Schedule 13D”) filed by the Reporting Person (as defined below) with the Securities and Exchange Commission on October 11, 2016, as previously amended and supplemented (the Initial Schedule 13D, as so amended and supplemented, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Common Stock”), of Northern Oil and Gas, Inc., a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 315 Manitoba Avenue, Suite 200, Wayzata, MN 55391.

The Reporting Person beneficially owns 6,210,000 shares of the Common Stock (the “Subject Shares”)(2). The Subject Shares represent approximately 9.81% of the issued and outstanding shares of Common Stock based on 63,327,589 shares of Common Stock issued and outstanding as of May 1, 2017, as reported in the Issuer’s quarterly report on Form 10-Q filed on May 8, 2017 for the quarterly period ended March 31, 2017.

Item 2.	Identity and Background

(a)	This Amendment No. 8 to the Schedule 13D is filed by Bahram Akradi (the “Reporting Person”).

(b)	The Reporting Person’s home address is 4600 Kings Point Road, Minnetrista, MN 55331.

(c)	The Reporting Person is Chairman of the Board, President and Chief Executive Officer of Life Time Fitness, Inc. (“Life Time”). Life Time is a privately held, comprehensive health and lifestyle company that offers a personalized and scientific approach to long-term health and wellness through its portfolio of distinctive resort-like destinations, athletic events and health services. Life Time, known as the “Healthy Way of Life Company,” helps members achieve their goals with the support of a team of dedicated professionals and an array of proprietary health assessments. The address of Life Time’s corporate offices is 2902 Corporate Place, Chanhassen, MN 55317.

(d),(e)	During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person funded the transactions pursuant to which he obtained beneficial ownership of the Subject Shares with the Reporting Person’s own personal funds.

The Reporting Person has purchased the Subject Shares for aggregate consideration (including brokerage commissions) of $20,686,139. The Reporting Person also has sold shares of Common Stock for aggregate consideration (including brokerage commissions) of $2,209,269.

Item 4.	Purpose of Transaction

Item 4 of the statement on Schedule 13D is hereby amended and supplemented to provide as follows:

On July 21, 2017, the Reporting Person entered into a letter agreement (the “Letter Agreement”) with the Issuer. Under the terms of the Letter Agreement, the Issuer agreed, among other things, to increase the size of its Board of Directors (the “Board”) from seven to eight directors and to appoint the Reporting Person to the Board.

(2)	Of the Subject Shares, 30,000 shares are owned indirectly by the Reporting Person through the 401(k) plan of Life Time Fitness, Inc.

CUSIP No. 665531 109	Page 4 of 6

Pursuant to the Letter Agreement, the Reporting Person is subject to provisions restricting him from engaging in certain shareholder activist conduct. These provisions remain in effect until the Issuer’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”), unless, in the case of certain provisions, the Reporting Person is no longer a member of the Board. These provisions restrict the Reporting Person’s ability to engage in certain proxy solicitations (including solicitations regarding representation on the Board or any other proposal brought by the Issuer’s shareholders), form a group, call meetings of shareholders, deposit shares into a voting trust or make any public request to amend the terms of the Letter Agreement.

The Letter Agreement further provides that, at the 2018 Annual Meeting, the Reporting Person will vote all shares of Common Stock that he is entitled to vote in accordance with the Board’s recommendation with respect to any (i) proposal requesting ratification of the Company’s independent accounting firm, (ii) say-on-pay proposal and (iii) shareholder proposal.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit E and is incorporated herein by reference.

Pursuant to the Letter Agreement, the Reporting Person was appointed to the Board on July 21, 2017.

The Reporting Person believes that the Common Stock is undervalued and is an attractive investment. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction as publicly disclosed by the Issuer, industry conditions, price levels of shares of the Common Stock and other investment opportunities available to the Reporting Person, the Reporting Person may take actions with respect to his investment in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some of the Subject Shares. The Reporting Person will not take any of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D in contravention of the Letter Agreement.

CUSIP No. 665531 109	Page 5 of 6

Item 5.	Interest in Securities of the Issuer

(a), (b)	Based on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2017 filed on May 8, 2017, there were 63,327,589 shares of the Common Stock issued and outstanding as of May 1, 2017.

Based on the foregoing, the 6,210,000 shares of Common Stock beneficially owned by the Reporting Person represent approximately 9.81% of the shares of the Common Stock issued and outstanding.

The Reporting Person has sole voting power and sole dispositive power with respect to the Subject Shares.

(c)	Exhibit B, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of the Common Stock that were effected in the past 60 days by the Reporting Person.

(d)	No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be filed as Exhibits

Exhibit A	Letter dated June 7, 2017 to Richard Weber, Chairman of the Board of Directors of the Issuer from the Reporting Person*
Exhibit B	Trading Data
Exhibit C	Letter sent May 25, 2017 to Richard Weber, Chairman of the Board of Directors of the Issuer, by the Reporting Person*
Exhibit D	Letter dated May 25, 2017 to the Issuer’s Board of Directors from the Reporting Person*
Exhibit E	Letter Agreement dated July 21, 2017 by and between the Reporting Person and the Issuer

*	Previously filed

CUSIP No. 665531 109	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2017

/s/ Bahram Akradi
Bahram Akradi

EXHIBIT B

Trading Data

Trade Date	Purchase/Sale	No. of Shares Purchased/Sold	Price Per Share(1)	Nature of Purchase/Sale
May 31, 2017	Purchase	150,000	$1.63	Open Market
June 9, 2017	Purchase`	60,000	$.165	Open Market

(1) Including any brokerage commissions.

EXHIBIT E

Letter Agreement

NORTHERN OIL AND GAS, INC.

601 Carlson Pkwy, Suite 990

Minnetonka, Minnesota 55305

June 21, 2017

Bahram Akradi
Life Time Fitness, Inc.
2902 Corporate Place
Chanhassen, Minnesota 55317
BahramA@lifetimefitness.com

Dear Mr. Akradi:

Bahram Akradi (“Akradi”) and Northern Oil and Gas, Inc. (the “Company”), in consideration of the respective representations, warranties, covenants, agreements and conditions set forth in this letter agreement (this “Agreement”), and, intending to be legally bound, hereby agree as follows:

1.       Board Nomination and Other Company Matters.

a.       Promptly after the execution of this Agreement, the Company agrees that the Board of Directors of the Company (the “Board”) shall take all necessary actions to increase the size of the Board to eight directors and shall appoint Akradi as a director of the Company.

b.       Akradi acknowledges that all members of the Board, including Akradi, are required to comply with all laws, policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company’s code of business conduct and ethics, securities trading policies, director confidentiality policies, and corporate governance guidelines, and preserve, while serving on the Board and anytime thereafter, the confidentiality of Company business and information (including discussions of matters considered in meetings of the Board or Board committees). As long as Akradi complies with the Company’s securities trading policies and applicable law, Akradi may acquire additional shares of the Company’s common stock, par value $0.001, or dispose of any shares of such common stock he holds. For the avoidance of doubt, no provision of this Agreement and no action taken by the Board in connection herewith shall be construed as an approval by the Board for Mr. Akradi to become an “interested shareholder” pursuant to Section 302A.673 of the Minnesota Business Corporation Act. Akradi acknowledges that he shall be required to provide to the Company the information required to be or customarily disclosed for directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and such other information as reasonably requested by the Company from time to time. Akradi shall provide the Company with the information contemplated by this Section 1(b) with such other information concerning Akradi as is required to be disclosed under applicable law or stock exchange regulations.

2.       2018 Annual Meeting. Subject to the compliance in all material respects by the Company and the Board with their obligations under this Agreement:

a.       At the Company’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”), Akradi will vote all shares of the Company’s common stock, par value $0.001 (the “Common Stock”) that he is entitled to vote at the 2018 Annual Meeting in accordance with the Board’s recommendation with respect to any proposal (i) requesting the ratification of the Company’s independent registered public accounting firm, (ii) to approve, on an advisory basis, the compensation of Company’s named executive officers under Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and (iii) brought by a shareholder of the Company pursuant to Section 14a-8 of the Exchange Act.

b.       From the date hereof until 11:59 p.m. (central time) on the date of the 2018 Annual Meeting (such period, the “Standstill Period”), Akradi will not, and will not encourage any third party to, initiate or propose any shareholder proposal or seek the nomination of any candidate as a director of the Company at the 2018 Annual Meeting.

c.       During the Standstill Period, Akradi will not, and will not encourage any third party to, “solicit” (as such term is defined in Rule 14a-1(l) under the Exchange Act) shareholders of the Company with respect to the approval of any shareholder proposal or the nomination or election of any candidate as a director of the Company in opposition to the recommendation of the Board.

d.       During the Standstill Period, Akradi will not, and will not encourage any third party to, call or seek to have called, any special meeting of the shareholders of the Company.

3.       Non-Disparagement.

a.       Until the earlier of (x) the time that Akradi is no longer a member of the Board, and (y) the end of the Standstill Period, Akradi will not engage in any conduct or solicit, make or cause to be made, any statement or opinion or communicate any information (whether oral or written) (collectively, “Conduct”) that is calculated to or reasonably could be expected to have the effect of (i) undermining, impugning, disparaging or otherwise in any way reflecting adversely or detrimentally upon the Company, or any of its representatives acting on its behalf, or the Company’s affiliates and associates under its control, or (ii) accusing or implying that the Company, or any of its representatives acting on its behalf, or the Company’s affiliates and associates under its control, engaged in any wrongful, unlawful or improper conduct; except, in each case, with respect to any claim (A) relating to the performance of obligations under this Agreement or for breach of or to enforce this Agreement and (B) that cannot be waived by law (collectively, the “Excluded Claims”).

b.       The foregoing covenants in this Section 3 will not apply to any (i) non-public oral statements made directly to a party hereto or its representatives, (ii) compelled testimony or production, either by legal process, subpoena or otherwise, and (iii) response to any request for information from any governmental authority having jurisdiction over a party, so long as no action of such party, or any representative acting on its behalf, invited or suggested such request.

4.       Additional Agreements.

a.       Subject to the compliance in all material respects by the Company and the Board with their obligations under this Agreement, Akradi agrees that, while he is a member of the Board, he will recuse himself from all matters (including participating in any way with the discussion of such matters) which relate to any and all litigation of the Company involving or relating to Michael Reger.

b.       Subject to the compliance in all material respects by the Company and the Board with their obligations under this Agreement, Akradi also agrees that until the earlier of (x) the time that Akradi is no longer a member of the Board, and (y) the end of the Standstill Period, he will not, directly or indirectly, in any manner:

2

i.        form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the Common Stock;

ii.       deposit any Common Stock in any voting trust or subject any Common Stock to any arrangement or agreement with respect to the voting of any Common Stock, other than in accordance with this Agreement;

iii.       purchase and acquire shares of Common Stock that do not include all voting rights for such shares;

iv.       (A) seek to have the Company or any of its affiliates or associates waive or make amendments or modifications to its respective charter, bylaws or other applicable governing documents, or other actions that may impede or facilitate the acquisition of control of such Company, or such Company affiliate or associate, by any person, (B) seek to cause a class of securities of the Company or any of its affiliates or associates to be delisted from, or to cease to be authorized to be quoted on, any securities exchange or (C) seek to cause a class of equity securities of the Company or any of its affiliates or associates to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

v.       institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) other than to enforce the provisions of this Agreement;

vi.       make any public request or submit any public proposal to amend or waive the terms of this Agreement, and

vii.       issue any press release or make any public announcement regarding or relating to the Company, the Board or the subject matter of this Agreement without the prior written approval of the Company.

c.       The parties hereto agree that the Company shall issue a press release promptly after the date of this Agreement announcing that Akradi has been or will be appointed as a director of the Company, in substantially the form attached to this Agreement as Exhibit A, and the Company will file a Form 8-K with respect to this Agreement in substantially the form attached to this Agreement as Exhibit B. The Company acknowledges that Akradi will file an amendment to his Schedule 13D in compliance with Section 13 of the Exchange Act reporting his entry into this Agreement, disclosing applicable items to conform to his obligations hereunder and appending this Agreement as an exhibit thereto.

5.       Miscellaneous.

a.       No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior written, and prior and contemporaneous oral, agreements and understandings between the parties with respect to the subject matter hereof. This Agreement may be modified or waived only by a separate writing executed by Akradi and the Company expressly so modifying or waiving this Agreement.

3

b.       Money damages would be an inadequate remedy for breach of this Agreement by Akradi or the Company, as applicable, because of the difficulty of ascertaining the amount of damage that will be suffered by the non-breaching party in the event that this Agreement is breached, the irreparable injury that would be suffered by the non-breaching party in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that such injury would not be adequately compensable in damages. Therefore, Akradi and the Company will be entitled to specific performance of this Agreement and injunctive or other equitable relief as a remedy for any such breach by Akradi or the Company, as applicable, and Akradi and the Company further waive any requirement for the securing or posting of any bond in connection with any such remedy and shall not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity. Such remedy shall not be deemed to be the sole or exclusive remedy for any breach of this Agreement by Akradi or the Company, as applicable, but shall be in addition to all other remedies available at law or equity to the non-breaching party. The provisions of this Agreement shall be enforced to the fullest extent permissible under the law and public policies applied in the jurisdiction in which enforcement is sought. Accordingly, if any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Notwithstanding the foregoing, if such provision, covenant or restriction could be more narrowly drawn so as not to be invalid, prohibited or unenforceable, it shall be so narrowly drawn, without invalidating the remaining provisions of this Agreement.

c.       This Agreement, and any claims arising out of, relating to or associated with this Agreement will be governed by and construed and enforced in accordance with the laws of the State of Minnesota without reference to the conflict of laws principles or any other principle that could require the application of the laws of any other jurisdiction. Each of Akradi and the Company (i) irrevocably agrees that any suit, action or proceeding arising out of, relating to or associated with this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or his or its successors or assigns shall be brought and determined exclusively in the courts of the State of Minnesota or any federal court within the State of Minnesota, (ii) consents to submit himself or itself to the personal jurisdiction of the aforesaid courts and agrees that he or it will not bring any suit, action or proceeding arising out of, relating to or associated with this Agreement in any court other than the aforesaid courts, (iii) agrees that he or it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, and (iv) irrevocably waives, and will not assert, to the fullest extent permitted by applicable law, that (A) the suit, action or proceeding in any such courts is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

d.       Neither this Agreement nor any right, interest or obligation hereunder may be assigned by either the Company or Akradi without the prior written consent of the other parties, and any attempt to do so will be void. Subject to the preceding sentence, all the terms and provisions of this Agreement will inure to the benefit of and will be enforceable by the successors, assigns, heirs, executors and administrators of the Company and Akradi, as applicable. Except as otherwise expressly set forth herein, nothing contained in this Agreement will create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or a successor, heir, executor, administrator (as applicable) or permitted assignee of such party.

4

e.       The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted jointly by the parties and no presumption or burden of proof must arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The word “including” means “including without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or thing extends, and such phrase shall not mean simply “if”.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

[Signature Page Follows]

5

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.

Very truly yours,

Northern Oil and Gas, Inc.

By:	/s/ Erik Romslo
Name: Erik Romslo
Title: EVP, General Counsel and Secretary

Confirmed and agreed to as of the date
first written above:

Bahram Akradi

       /s/ Bahram Akradi

Exhibit A

Press Release

See attached.

Northern Oil and Gas, Inc. Appoints Bahram Akradi to Board of Directors

MINNEAPOLIS, July 24, 2017 -- Northern Oil and Gas, Inc. (NYSE MKT: NOG) (“Northern”) announced today that Bahram Akradi, Chairman of the Board, President, Chief Executive Officer and a director of LTF Holdings, Inc. and its subsidiary, Life Time Fitness, Inc. (“Life Time”), has been appointed to the Northern board of directors (the “Board”) effective immediately. Mr. Akradi owns approximately 9.8 percent of Northern’s outstanding common shares.

In connection with his appointment to the Board, Mr. Akradi and Northern have entered into a letter agreement. Under the terms of the agreement, the Board will increase in size from seven to eight members and Mr. Akradi has agreed to customary standstill provisions.

“We are pleased to have reached this agreement with Mr. Akradi and welcome another one of our largest shareholders to the Board,” said Richard Weber, Chairman of the Board of Directors. “We look forward to Mr. Akradi’s input and will work closely with him to create value for all of our shareholders.”

“I want to thank the Chairman and the rest of the Board for the constructive approach taken in reaching today’s agreement,” said Mr. Akradi. “I look forward to working with management and the Board of Directors to pursue our shared goal of increasing value for Northern’s shareholders.”

Mr. Akradi has served as Chairman of the Board, President, Chief Executive Officer and a director of LTF Holdings, Inc. and its wholly owned subsidiary, Life Time, since September 2015. For a period of more than five years prior to such time, Mr. Akradi was Chairman of the Board, President, Chief Executive Officer and a director of Life Time, which was a public company until it was taken private in 2015.

The complete agreement between Northern and Mr. Akradi will be included as an exhibit to a Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission.

ABOUT NORTHERN OIL AND GAS

Northern Oil and Gas, Inc. is an exploration and production company with a core area of focus in the Williston Basin Bakken and Three Forks play in North Dakota and Montana. More information about Northern Oil and Gas, Inc. can be found at www.NorthernOil.com.

SAFE HARBOR

This press release contains forward-looking statements regarding future events and future results that are subject to the safe harbors created under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts included in this release regarding Northern's financial position, business strategy, plans and objectives of management for future operations, industry conditions, and indebtedness covenant compliance are forward-looking statements. When used in this release, forward-looking statements are generally accompanied by terms or phrases such as "estimate," "project," "predict," "believe," "expect," "continue," "anticipate," "target," "could," "plan," "intend," "seek," "goal," "will," "should," "may" or other words and similar expressions that convey the uncertainty of future events or outcomes. Items contemplating or making assumptions about actual or potential future sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond Northern's control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following: changes in crude oil and natural gas prices, the pace of drilling and completions activity on Northern's properties, Northern's ability to acquire additional development opportunities, changes in Northern's reserves estimates or the value thereof, general economic or industry conditions, nationally and/or in the communities in which Northern conducts business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, Northern's ability to raise or access capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, and other economic, competitive, governmental, regulatory and technical factors affecting Northern's operations, products, services and prices.

Northern has based these forward-looking statements on its current expectations and assumptions about future events. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond Northern's control.

CONTACT:

Brandon Elliott, CFA

Executive Vice President,

Corporate Development and Strategy

952-476-9800

belliott@northernoil.com

A-1

Exhibit B

Company 8-K

See attached.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 21, 2017

NORTHERN OIL AND GAS, INC.

(Exact name of Registrant as specified in its charter)

Minnesota	001-33999	95-3848122
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

601 Carlson Parkway, Suite 990 Minnetonka, Minnesota	55305
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code   (952) 476-9800

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17CFR §240.12b-2).

Emerging growth company.  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

B-1

Item 1.01.	Entry into a Material Definitive Agreement.

On July 21, 2017, Northern Oil and Gas, Inc., a Minnesota corporation (the “Company”), entered into a letter agreement (the “Letter Agreement”) with Bahram Akradi.

Under the terms of the Letter Agreement, the Company agreed, among other things, to increase the size of the Company’s Board of Directors (the “Board”) from seven to eight directors and to appoint Mr. Akradi to the Board.

Pursuant to the Letter Agreement, Mr. Akradi is subject to standstill provisions that remain in effect until the Company’s 2018 annual meeting of shareholders (the “2018 Annual Meeting”), unless, in the case of certain provisions, Mr. Akradi is no longer a member of the Board. These provisions restrict Mr. Akradi’s ability to engage in certain proxy solicitations (including regarding representation on the Board or any other proposal brought by the Company’s shareholders), form a group, call meetings of shareholders, deposit shares into a voting trust or make any public request to amend the terms of the Letter Agreement.

The Letter Agreement further provides that, at the 2018 Annual Meeting, Mr. Akradi will vote all shares of Company common stock that he is entitled to vote in accordance with the Board’s recommendation with respect to any (i) proposal requesting ratification of the Company’s independent accounting firm, (ii) say-on-pay proposal and (iii) shareholder proposal.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Letter Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

On July 24, 2017, the Company issued a press release announcing the execution of the Letter Agreement and the appointment of Mr. Akradi to the Board, which is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 21, 2017, the Board increased its size from seven to eight directors and appointed Bahram Akradi to the Board. Mr. Akradi is the Chairman, President and Chief Executive Officer and a director of LTF Holdings, Inc. and its subsidiary, Life Time Fitness, Inc., and owns approximately 9.8 percent of the Company’s common shares. The information disclosed under Item 1.01 above is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

Exhibit Number	Description
10.1	Letter Agreement, dated July 21, 2017 by and between Bahram Akradi and the Company
99.1	Press release of Northern Oil and Gas, Inc., dated July 24, 2017

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 24, 2017	NORTHERN OIL AND GAS, INC. By /s/ Erik J. Romslo Erik J. Romslo Executive Vice President, General Counsel and Secretary

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